UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): November 2, 2007

<u>BLINK LOGIC INC.</u>

(Exact name of registrant as specified in its charter)

Nevada	000-05996	91-0835748
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1038 Redwood Highway, Suite 100A
Mill Valley, CA 94941
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: (415) 389-1625

DataJungle Software Inc.
(Former name or former address, if changed since last report)

Copies to:
Gregory Sichenzia, Esq.
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendment to Articles of Incorporation or Bylaws.

On November 2, 2007, DataJungle Software Inc. (the "Company") filed an Articles of Merger to merge Blink Logic Inc., a wholly-owned subsidiary of the Company into the Company with the Secretary of State of the State of Nevada. Pursuant to the Articles of Merger, the Company's Articles of Incorporation were amended to change its name from DataJungle Software Inc. to Blink Logic Inc.

In addition, effective November 8, 2007, the Company's quotation symbol on the Over-the-Counter Bulletin Board was changed from DJSW to BLLG. A copy of the Articles of Merger changing the Company's name to Blink Logic Inc. is attached hereto as Exhibit 3.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
3.1	Articles of Merger of the DataJungle Software (the "Company"), dated November 2, 2007, merging Blink Logic Inc. into the Company and changing the Company's name to Blink Logic Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blink Logic, Inc.

/s/ L.R. Bruce
_____

Date: November 8, 2007

L.R. Bruce
Chief Financial Officer

EXHIBITS

Exhibit Number	Description
3.1	Articles of Merger of the DataJungle Software (the "Company"), dated November 2, 2007, merging Blink Logic Inc. into the Company and changing the Company's name to Blink Logic Inc.

Exhibit 3.1



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

<table>
<tr><td>Filed in the office of</td><td>Document Number
20070751544-45</td></tr>
<tr><td>
Ross Miller
Secretary of State
State of Nevada</td><td>Filing Date and Time
11/02/2007 10:30 AM
Entity Number
C15532-2002</td></tr>
</table>

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1·

USE BLACK INK ONLY · DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and Jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 81/2" x11" blank sheet containing the required information for each additional entity.

Blink Logic Inc.
Name of merging entity

Nevada   Corporation
Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

and,
DataJungle Software Inc.
Name of surviving entity

Nevada   Corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 1 2007
Revised on 01/01/07







ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn: ____________________

c/o: ____________________

3) (Choose one)

[X] The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

[ ] The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (If there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from

____
Name of merging entity, if applicable

____
Name of merging entity, if applicable

____
Name of merging entity, if applicable

____
Name of merging entity, if applicable

and, or;

____
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Blink Logic Inc.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or:

DataJungle Software Inc.
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

> The Articles of Incorporation of the surviving corporation shall be amended as follows:
>
> "FIRST; The name of the Corporation is Blink Logic Inc."

6) Location of Plan of Merger (check a or b):

[X] (a) The entire plan of merger is attached;

or,

[ ] (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**: [11/5/07]

---

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

5) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

(If there are more than four merging entities, check box ☐ and attach an 8 ½" x 11" blank sheet containing the required information for each additional entity.):

Blink Logistics
Name of merging entity

X _AASD_   President   Nov/1/07
Signature   Title   Date

_____
Name of merging entity

X _____   _____   _____
Signature   Title   Date

_____
Name of merging entity

X _____   _____   _____
Signature   Title   Date

_____
Name of merging entity

X _____   _____   _____
Signature   Title   Date

Datalogic Bolivian Inc.
Name of surviving entity

X _____   Chief Financial Officer   Nov/1/07
Signature   Title   Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.